SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CATABASIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14875P107

(CUSIP Number)

Denise Marks

SVLSF V, LLC

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

(617) 367-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14875P107

1	Name of reporting person SVLSF V, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,857,667
	8	Shared voting power - 0 -
	9	Sole dispositive power 2,857,667
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 2,857,667
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.3%(1)
14	Type of reporting person OO

(1)	Percentage calculated using a denominator of 18,652,303 shares of Common Stock of Issuer as of October 31, 2016, which total includes the sale of shares of issuer Common Stock as part of issuer’s Initial Public Offering.

CUSIP No. 14875P107

1	Name of reporting person SV Life Sciences Fund V, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,857,667
	8	Shared voting power - 0 -
	9	Sole dispositive power 2,857,667
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 2,857,667
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.3%(1)
14	Type of reporting person PN

CUSIP No. 14875P107

1	Name of reporting person SV Life Sciences Fund V Strategic Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,857,667
	8	Shared voting power - 0 -
	9	Sole dispositive power 2,857,667
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 2,857,667
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.3%(1)
14	Type of reporting person PN

CUSIP No. 14875P107

1	Name of reporting person SV Life Sciences Fund V (GP), L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,857,667
	8	Shared voting power - 0 -
	9	Sole dispositive power 2,857,667
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 2,857,667
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.3%(1)
14	Type of reporting person PN

CUSIP No. 14875P107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the Schedule 13D originally filed on July 8, 2015 relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Catabasis Pharmaceuticals, Inc. (the “Issuer”) and is being filed to report certain changes to the percentage of Common Stock outstanding held by the Reporting Persons (defined below). The address of the principal executive offices of the Issuer is One Kendall Square, Building 1400E, Suite B14202, Cambridge, MA 02139. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2.	Identity and Background.

(a) This statement is filed by: (i) SV Life Sciences Fund V, L.P., a Delaware limited partnership, (“SVLS V LP”) and SV Life Sciences Fund V Strategic Partners, L.P., a Delaware limited partnership, (“Strategic Partners” and together with SVLS V LP, the “Funds”), each direct owners of the shares of Common Stock of the Issuer (together, the “Shares”); (ii) SV Life Sciences Fund V (GP), L.P., a Delaware limited partnership (“SVLS V GP”) and general partner of SVLS V LP and Strategic Partners; and (iii) SVLSF V, LLC, a Delaware limited liability company and general partner of SVLS V GP. Each of SVLS V LP, Strategic Partners, SVLS V GP and SVLSF V, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address of the Reporting Persons is c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108. The principal business address for each of the members of the investment committee of SVLSF V, LLC is set forth on Schedule A.

(c) The principal business of the Reporting Persons is international life sciences venture capital investments. SVLS V LP and Strategic Partners are private venture capital funds. SVLS V GP is the general partner of SVLS V LP and Strategic Partners. SVLSF V, LLC is the general partner of SVLS V GP. The principal business of the members of the investment committee of SVLSF V, LLC is set forth on Schedule A.

(d) No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed on Schedule A annexed hereto are citizens of the country set forth on Schedule A annexed hereto. Each of the Reporting Persons are organized under the laws of the State of Delaware.

CUSIP No. 14875P107

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 18,652,303 shares of Common Stock outstanding, which is the total Common Stock outstanding as of October 31, 2016, as indicated in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016.

The Funds, SVLS V GP and SVLSF V, LLC may each be deemed to beneficially own, in the aggregate, 2,857,667 shares of Common Stock, constituting approximately 15.3% of the Common Stock outstanding.

As of the close of business on December 31, 2016, SVLS V LP owned directly 2,798,528 shares of Common Stock, constituting approximately 15.0% of the Common Stock outstanding.

As of the close of business on December 31, 2016, Strategic Partners owned directly 59,139 shares of Common Stock, constituting approximately 0.3% of the Common Stock outstanding.

SVLS V LP and Strategic Partners (each a “Fund”, or collectively the “Funds”) may be deemed to beneficially own the shares held by each other Fund because of certain contractual relationships among the Funds and their affiliates. The Funds disclaim beneficial ownership of shares held by any other Fund except to the extent of any pecuniary interest therein.

CUSIP No. 14875P107

SVLS V GP, the general partner of SVLS V LP and Strategic Partners, may be deemed to beneficially own the shares held by SVLS V LP and Strategic Partners. SVLS V GP disclaims beneficial ownership of shares held by SVLS V LP and Strategic Partners except to the extent of any pecuniary interest therein.

SVLSF V, LLC, the general partner of SVLS V GP, may be deemed to beneficially own the shares held by SVLS V LP and Strategic Partners. SVLSF V, LLC disclaims beneficial ownership of shares held by SVLS V LP and Strategic Partners except to the extent of any pecuniary interest therein.

The investment committee of SVLSF V, LLC, comprised of the members as set forth on Schedule A, may be deemed to beneficially own the shares held by the Funds as it controls voting and investment decisions over the Issuer’s shares held by the Funds by a majority vote. Each member of the investment committee disclaims beneficial ownership over shares held by the Funds except to the extent of any pecuniary interest therein.

(b) Each of SVLS V LP and Strategic Partners have sole power to vote and dispose of the Shares they own directly.

Each of Strategic Partners, SVLS V GP and SVLSF V, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by SVLS V LP.

Each of SVLS V LP, SVLS V GP and SVLSF V, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by Strategic Partners.

Voting and investment power over the Shares of Common Stock beneficially owned by the Reporting Persons has been delegated to SVLS V GP. SVLS V GP has delegated voting and investment decisions to SVLSF V, LLC, which in turn has delegated such decisions to an investment committee comprised of the members as set forth on Schedule A. Each Reporting Person and each member of the investment committee disclaims beneficial ownership of the Shares except to the extent of any respective pecuniary interest therein, as described in Item 5(a).

(c) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, without independent verification, any persons named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 14875P107

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among SV Life Sciences Fund V, L.P., SV Life Sciences Fund V Strategic Partners, L.P., SV Life Sciences Fund V (GP), L.P. and SVLSF V, LLC, dated June 25, 2015 is incorporated by reference from Exhibit 99.1 to Schedule 13D, filed on July 8, 2015.

CUSIP No. 14875P107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2017

SVLSF V, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND V (GP), L.P.
By: SVLSF V LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND V, L.P.
By: SV Life Sciences Fund V (GP), L.P., its General Partner
By: SVLSF V, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND V STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund V (GP), L.P., its General Partner
By: SVLSF V, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

CUSIP No. 14875P107

SCHEDULE A

Information regarding members of the investment committee of SVLSF V, LLC

Name	Residence or Business Address	Present principal Occupation or Employment; Principal business of Employer	Name of Employer and Address where Employment is Conducted	Citizenship
James Garvey	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Kate Bingham	c/o SV Life Sciences, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	SV Life Sciences, 71 Kingsway, London WC2B 6ST United Kingdom	United Kingdom

Eugene D. Hill, III	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman; International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

David Milne	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Michael Ross	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments (also a member of the board of directors of Catabasis Pharmaceuticals, Inc.)	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA